06005265

OMMISSION
49

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

RECEIVED FEB 28 2006 SEC MAIL PROCESSING SECTION WASH. D.C. 209

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aspen Investment Alliance, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 17th Street Suite 2600
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leigh Chaffee (303) 294-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 Seventeenth Street, Suite 3600 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/1/06

OATH OR AFFIRMATION

I, Leigh C. Chaffee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aspen Investment Alliance, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EILEEN S. ESCHUK NOTARY PUBLIC STATE OF COLO

My Commission Expires 07/02/2007

Eileen S Eschuk
Notary Public

Leigh C Chaffee
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aspen Investment Alliance, Inc.

Financial Statements as of and for the Year Ended December 31, 2005, Supplemental Schedules as of December 31, 2005, Supplemental Report on Internal Control, and Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Aspen Investment Alliance, Inc.
Denver, Colorado

We have audited the following financial statements of Aspen Investment Alliance, Inc. (the "Company") for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2006

ASPEN INVESTMENT ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,172,562
PREPAID EXPENSES AND OTHER ASSETS	46,754
TOTAL	$ 1,219,316

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 66,483
Due to affiliates	516,267
Total liabilities	582,750
STOCKHOLDERS' EQUITY:	
Common stock, no par—stated value $1 per share—authorized 50,000 shares, issued and outstanding 25,000 shares	25,000
Additional paid-in capital	310,730
Retained earnings	300,836
Total stockholder's equity	636,566
TOTAL	$ 1,219,316

See notes to financial statements.

ASPEN INVESTMENT ALLIANCE, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE:	
Commissions and fees	$2,586,549
Other	22,428
Total revenue	2,608,977
EXPENSES:	
Salaries and related expenses	308,463
Trading costs	1,889,415
Consultant fees	22,410
Occupancy and other	36,039
Professional fees, dues, and subscriptions	24,943
Total expenses	2,281,270
INCOME BEFORE INCOME TAX EXPENSE	327,707
INCOME TAX EXPENSE	125,000
NET INCOME	$ 202,707

See notes to financial statements.

ASPEN INVESTMENT ALLIANCE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Stockholder's Equity
	Shares	Amount			
BALANCE—January 1, 2005	25,000	$25,000	$310,730	$ 98,129	$433,859
Net Income				202,707	202,707
BALANCE—December 31, 2005	25,000	$25,000	$310,730	$300,836	$636,566

See notes to financial statements.

ASPEN INVESTMENT ALLIANCE, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 202,707
Changes in assets and liabilities:	
Prepaid expenses and other assets	(605)
Accounts payable and accrued expenses	26,492
Due from affiliates	328,129
Net cash provided by operating activities	556,723
NET INCREASE IN CASH AND CASH EQUIVALENTS	556,723
CASH AND CASH EQUIVALENTS—Beginning of year	615,839
CASH AND CASH EQUIVALENTS—End of year	$1,172,562
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Taxes paid	$ 67,000

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Aspen Investment Alliance, Inc. (the "Company") was incorporated under the laws of the State of Colorado on July 15, 1988, and is registered as a broker-dealer in that state. The Company is an indirect wholly owned subsidiary of Fiserv, Inc.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades are transacted through clearing brokers.

Cash and Cash Equivalents—The Company considers all cash and investments in money market mutual funds to be cash and cash equivalents.

Commissions—Commission revenue is recorded on a settlement-date basis (which approximates trade date basis) and related expenses are recorded on a trade-date basis.

Income Taxes—The Company files a consolidated income tax return with Fiserv, Inc. Under an informal tax agreement, income taxes are allocated to the Company based on a statutory rate applied to pre-tax financial statement income or loss, and related balances are included in due to affiliate. The primary difference between the Company's effective tax rate and the federal statutory rate is state income taxes.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation—The financial statements include significant related party transactions. Given Fiserv's level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

2. RESTRICTED DEPOSIT

Through March 2005, the Company had a Clearing Agent Agreement with a related party clearing broker/dealer which requires a deposit of $25,000. This agreement was terminated in March 2005 when the related party clearing broker was sold to a third party.

3. NET CAPITAL REQUIREMENTS

As a registered broker dealer the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $592,029 which was $542,029 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.98 to 1 at December 31, 2005.

4. RELATED-PARTY TRANSACTIONS

During 2005, the Company received $1,396,625 for commissions on trades made for Fiserv Trust Company (wholly owned subsidiary of Fiserv, Inc.) customers. $982,385 was paid to Fiserv Trust Company during 2005 and $414,240 was due at December 31, 2005.

During 2005, the Company performed broker/dealer services for Fiserv Trust Company for which the Company was paid $594,273. The amount due from Fiserv Trust Company was $80,420 at December 31, 2005.

At December 31, 2005, the Company had outstanding payables of $189,800 to the Affinity Group, Inc. for payroll and income tax expenses and outstanding receivables of $11,124 from Fiserv Trust Company for miscellaneous expenses.

Affinity allocates a portion of office rent expense to the Company based upon the amount of space it occupies. Affinity charged the Company $15,084 in 2005 under this arrangement. The amount payable to Affinity was $3,771 at December 31, 2005.

5. EMPLOYEE BENEFITS

Profit-Sharing and Savings Plan—Employees participate in a two-part profit-sharing and savings plan. The plan covers substantially all employees with no service requirement. Contributions to the plan consist of the employee portion, a matching employer amount and a discretionary contribution which is tied to the profit performance of Aspen. Employees with less than one year of service do not receive the employer match or the discretionary contribution. Aspen contributed approximately $18,330 to the plan in 2005.

* * * * * *

SUPPLEMENTAL SCHEDULES

ASPEN INVESTMENT ALLIANCE, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3–1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS—Accounts payable, accrued, expenses, and due to affiliates	$ 582,750
MINIMUM NET CAPITAL REQUIRED—Greater of 6-2/3% of aggregate indebtedness of $50,000 minimum	$ 50,000
STOCKHOLDERS' EQUITY	636,566
NONALLOWABLE ASSETS	21,754
NET CAPITAL BEFORE HAIRCUT ON INVESTMENT	614,812
HAIRCUT ON INVESTMENT	22,783
NET CAPITAL	$ 592,029
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 542,029
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.98 to 1

No material differences exist between the above net capital contribution and the corresponding computation included in the Company's unaudited Revised Form X-17-A-5 Part IIA filing as of December 31, 2005, filed on January 26, 2006. Accordingly, no reconciliation is necessary.

ASPEN INVESTMENT ALLIANCE, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3–3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 23, 2006

Aspen Investment Alliance, Inc.
Denver, Colorado

In planning and performing our audit of the financial statements of Aspen Investment Alliance, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP